AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2019
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
SEK 400 million Fixed Rate Notes	Borrowing	3-Apr-19	12-Apr-19	12-Apr-29	SEK 400.00	Credit Agricole Corporate & Investment Bank
BRL 5 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	3-Apr-19	16-May-19	17-May-24	BRL 5.00	HSBC
NOK 500 million Social Bond Fixed Rate Notes	Borrowing	4-Apr-19	11-Apr-19	11-Apr-22	NOK 500.00	Skandinaviska Enskilda Banken
SEK 1.25 billion Green Bond Fixed Rate Notes	Borrowing	4-Apr-19	11-Apr-19	11-Apr-24	SEK 1,250.00	Skandinaviska Enskilda Banken
IDR 25 billion Zero Coupon Notes	Borrowing	5-Apr-19	23-May-19	24-May-21	IDR 22,500.00	BNP Paribas
TRY 81 million Zero Coupon Notes	Borrowing	5-Apr-19	23-May-19	24-May-21	TRY 58.73	BNP Paribas
TRY 9 million Zero Coupon Notes Tap 2	Borrowing	9-Apr-19	16-Apr-19	10-May-21	TRY 5.82	Credit Agricole Corporate & Investment Bank
AUD 2.321 million Fixed Rate Notes	Borrowing	10-Apr-19	17-Apr-19	17-Apr-24	AUD 2.32	Nomura Inter. Plc
USD 3.105 million Fixed Rate Notes	Borrowing	10-Apr-19	17-Apr-19	17-Apr-24	USD 3.11	Nomura Inter. Plc
TRY 12 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	12-Apr-19	30-May-19	31-May-22	TRY 12.00	Credit Agricole Corporate & Investment Bank
ZAR 18 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	16-Apr-19	28-May-19	26-May-23	ZAR 18.00	BNP Paribas
TRY 29.77 million ''Feed Africa'' Fixed Rate Notes	Borrowing	17-Apr-19	24-Apr-19	26-Apr-21	TRY 29.77	SMBC Nikko Capital Markets Limited
IDR 14.1 billion ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	18-Apr-19	29-May-19	31-May-22	IDR 14,100.00	Credit Agricole Corporate & Investment Bank
TRY 250 million Zero Coupon Notes Tap 1	Borrowing	25-Apr-19	2-May-19	18-Oct-22	TRY 104.38	JP Morgan
BRL 15 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes Tap 2	Borrowing	8-May-19	15-May-19	15-Feb-22	BRL 14.38	Daiwa Capital Markets
ZAR 500 million Zero coupon Notes Tap 3	Borrowing	9-May-19	16-May-19	5-Apr-46	ZAR 66.25	JP Morgan
TRY 250 million Zero Coupon Notes Tap 2	Borrowing	10-May-19	17-May-19	11-Oct-28	TRY 52.50	JP Morgan
TRY 17 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	13-May-19	27-Jun-19	30-Jun-22	TRY 17.00	Credit Agricole Corporate & Investment Bank
TRY 52 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	15-May-19	18-Jun-19	19-Apr-21	TRY 36.66	Barclays Capital
JPY 100 million Callable Capped PRDC Notes	Borrowing	17-May-19	11-Jun-19	11-Jun-49	JPY 100.00	Daiwa Capital Markets
TRY 50 million Fixed Rates Notes	Borrowing	21-May-19	18-Jun-19	18-Jun-21	TRY 47.21	Nomura Inter. Plc
USD 2 million ''Improve the Quality of Life for the People of Africa'' Fixed Rates Notes	Borrowing	23-May-19	31-May-19	31-May-29	USD 2.00	Daiwa Capital Markets
ZAR 50 million "Light Up and Power Africa" Fixed Rates Notes	Borrowing	24-May-19	3-Jun-19	3-Jun-24	ZAR 48.50	Daiwa Capital Markets
TRY 35 million ''Improve the Quality of Life for the People of Africa'' Fixed Rates Notes	Borrowing	29-May-19	30-Jul-19	30-Jul-21	TRY 35.00	Credit Agricole Corporate & Investment Bank
TRY 30 million ''Improve the Quality of Life for the People of Africa'' Zero Coupon Notes	Borrowing	29-May-19	30-Jul-19	31-Jul-23	TRY 14.65	Credit Agricole Corporate & Investment Bank
TRY 50 million Zero Coupon Notes	Borrowing	31-May-19	10-Jun-19	10-Jun-24	TRY 22.50	Barclays Capital
TRY 50 million Fixed Rates Notes Tap 1	Borrowing	11-Jun-19	18-Jun-19	18-Jun-21	TRY 47.21	Nomura Inter. Plc
JPY 500 million, Callable PRDC Notes	Borrowing	12-Jun-19	1-Jul-19	1-Feb-44	JPY 500.00	Nomura Inter. Plc
IDR 14.5 billion ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	19-Jun-19	26-Jul-19	29-Jul-22	IDR 14,500.00	Credit Agricole Corporate & Investment Bank
TRY 8.6 million Zero Coupon Notes Tap 3	Borrowing	19-Jun-19	26-Jun-19	10-May-21	TRY 6.01	Credit Agricole Corporate & Investment Bank
GHS 75 million Fixed Rate Notes	Borrowing	25-Jun-19	8-Jul-19	8-Jul-22	GHS 74.57	JP Morgan

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
BRL 20.430 million Fixed Rate Notes Deep Discount	2-Apr-12	26-Apr-12	25-Apr-19	BRL 20.43
BRL 21.19 million Fixed Rate Notes Deep Discount	20-Apr-12	29-May-12	29-May-19	BRL 21.19
NGN 1.621.5 billion currency linked Bond	23-Apr-14	8-May-14	8-May-19	NGN 1,621.50
GHS 31.125 million currency linked Bond	16-Jun-14	24-Jun-14	24-Jun-19	GHS 31.13
GHS 31.05 million currency linked Bond	16-Jun-14	24-Jun-14	24-Jun-19	GHS 31.05
USD 1 billion Global Fixed Rate Bond	14-Apr-16	21-Apr-16	15-May-19	USD 1,000.00
ZAR 150 million Fixed Rate Notes	13-May-16	20-May-16	20-May-19	ZAR 150.00
USD 250 million Global Fixed Rate Bond - Tap1	2-Aug-16	9-Aug-16	15-May-19	USD 250.00
TRY 50 million Fixed Rate Note	26-Apr-17	8-May-17	8-May-19	TRY 50.00
HKD 100 million "Improve the Quality of Life for the People of Africa" 1-year Fixed Rate Notes	7-Jun-18	14-Jun-18	14-Jun-19	HKD 100.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
INR 709 million Fixed Rate Notes	26 June 2019	1 July 2019	7 June 2022	INR 300	Partial (42.31%)	Barclays

Callable bonds

The Bank did not call any bond during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 June 2019.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer